SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June, 2006

Scopus Video Networks Ltd.
(Translation of registrant’s name into English)

10 Ha’amal St., Park Afek, Rosh Ha’ayin 48092
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is Scopus Video Networks Ltd.‘s a press release, dated June 7, 2006, announcing the shipment of Dense Edge Decoder to a Leading U.S. Cable Operator.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCOPUS VIDEO NETWORKS LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg Chief Financial Officer

Date: June 7, 2006

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Press Release

For Immediate Release

Scopus Ships Dense Edge Decoder to a Leading U.S. Cable Operator

A Key Milestone Representing Increased Traction in U.S. Cable Market

PRINCETON, N.J. – June 7, 2006 – Scopus Video Networks (NASDAQ: SCOP), a provider of digital video networking products, announced today that it has received a significant initial order for its UID-2912 Dense Edge Decoder from a leading U.S. Multi-Service Operator (MSO). This particular MSO selected the Scopus’ UID-2912, an essential component for edge decoding, as part of its comprehensive digital simulcast architecture.

The cable operator certified the Scopus UID-2912 Edge Decoder for deployment following a number of months of rigorous testing and is expected to install these decoders in key markets in the coming weeks. The current deployment, the first with this particular MSO, marks a further expansion in Scopus’ market presence among the leading U.S. cable operators. This order follows the Company’s recent announcement that another leading U.S. cable operator selected Scopus to deliver its IVG-7500 Intelligent Video Splicer for Digital-Ad insertion.

“We are honored to have been selected by this particular MSO for our innovative IP Edge Decoder, our second entry into one of the leading MSO’s in only a few months,” said Dr. Yaron Simler, Scopus’ Worldwide President. “Our initial sales to, and approval by this MSO opens the door for further sales of our Edge Decoder to this operator”.

Dr. Simler concluded, “The deployment of our Dense Decoder product by this MSO, coupled with the recent introduction of our new splicing product to another MSO in the United States, are very important achievements. I am encouraged by those achievements and see them as key milestones in our strategic focus and on-going efforts to penetrate the U.S. market.”

Edge Decoding: Scopus UID-2912

Scopus’ UID-2912 integrates 12 professional MPEG-2 decoders in a modular 1-RU design. It encloses six hot-swappable, dual-decoder cards to enhance service availability and easy maintenance. The product is targeted for edge decoding applications in digital simulcast environments. It enables cable operators to distribute the same content to both digital and analog subscribers utilizing the same video IP distribution network. The UID-2912 leverages Scopus’ widely deployed MPEG-2 decoding products that provide superior audio and video quality.

Digital Ad Insertion: Scopus IVG-7500

The IVG-7500 is the most recent member of the Scopus Intelligent Video Gateway family of products and is targeted for digital splicing applications at the network edge. The IVG-7500 provides ad insertion, rate shaping, and grooming capabilities for digital simulcast network architectures. The system features superior-quality, seamless SD and HD splicing and standards-based DPI implementation (SCTE 30 and SCTE 35) for compatibility with major ad servers and, in turn, an integrated ad insertion solution within a distributed or centralized all-digital architecture.

Scopus digital simulcast solution featuring the UID-2912 dense decoder and IVG-7500 splicer will be demonsrated at SCTE in Scopus booth # 347
More information about Scopus solutions is available online at www.scopus.net.

About Scopus Video Networks:
Scopus Video Networks (NASDAQ:SCOP) develops, markets, and supports digital video networking products that enable network operators to offer advanced video services to their subscribers. Scopus offers products that support digital television, HDTV, live event coverage, and content distribution.

Scopus provides a comprehensive digital video networking product offering, including intelligent video gateways, encoders, decoders, and network management products. Scopus’ products are designed to allow network operators to increase service revenues, improve customer retention, and minimize capital and operating expenses.

Scopus customers are network operators such as satellite, cable and telecom service providers, and terrestrial broadcasters. Scopus products are used by hundreds of network operators worldwide. For more information visit www.scopus.net.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general, and video-over-IP and the acceptance of our IVG products in particular, the ability to increase sales of products, especially newer products, the successful expansion of sales in the United States, with larger cable operators, general economic conditions and other risk factors. We may not receive any additional orders from this particular MSO. Scopus does not undertake any obligation to update forward-looking statements made herein.

Scopus IR Contact:	Investor Relations Contact:	Scopus Press Contact:
Moshe Eisenberg	Ehud Helft / Kenny Green	Rinat Yeffet
CFO	GK Investor Relations	Marketing Communications Manager
Scopus Video Networks	Telephone: +1 866 704 6710	Scopus Video Networks
Tel: +972-3-9007700	Email: ehud@gkir.com /	Tel: +972-54-9007767
Email: moshee@scopus.net	Kenny@gkir.com	Email: rinaty@scopus.net

Corporate Office	Americas
Scopus Video Networks Ltd.	Scopus Video Networks Inc.
10 Ha'amal St, Park-Afek, Rosh-Ha'ayin 48092, Israel	3 Independence Way, Princeton, New-Jersey 08540
Tel: + 972-3-9007777, Fax: + 972-3-9007766	Tel: (609) 987-8090, Fax: (609) 987-8095